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Crab Corner

Las Vegas, NV

- A social seafood dining experience bringing East Coast seafood staples to Las Vegas
- World famous events and entertainment capital with a booming sports scene and growing custom
- After expanding to its current location in 2013, there's significant further growth potential if the res can tap into the private events market
- A cult favorite among fans rated 4+ stars on Google, Facebook, OpenTable, and TripAdvisor

Company Description

Crab Corner has been serving Las Vegas with Maryland cuisine that provides all East Coast transp true taste of home since 2010. Specialties include fresh blue crabs, iconic boardwalk fries and authe cakes. After expanding to their new location, the restaurant is looking to continue growing by renovc patio space and tapping into Vegas's world famous events market.



Brothers Mark and John Smolen grew up in the heart of Maryland, between Annapolis, Baltimore ar Washington D.C., eating the region's seafood staples. Five years after graduating from the University

Maryland with degrees in finance and accounting, John decided to join his brother in Las Vegas who importing and selling the highest quality, live, fresh blue crabs. As more and more transplanted meml the Vegas community began inquiring where they could get the taste of home the Smolen brothers w selling, Crab Corner was created.

Previously named the best seafood restaurant in the city by the Las Vegas Review Journal, the restaur grown a cult-like following of former East Coasters and locals alike for its steamed and J.O.-seasone blue crabs. They're served straight onto a butcher paper-covered table with a hammer and bucket, encouraging a social, communal, and casual cultural seafood experience unlike any other in the city



Akin to the first barbecue restaurant outside of the south, or lobster dinner outside of New England, C Corner's appeal isn't limited to its food. The restaurant also serves as the de facto Maryland commun Vegas, hosting viewing parties of around 100 people for Orioles baseball and Ravens football gam turnouts for which are only likely to increase when Las Vegas receives its first professional football tec Raiders, by 2020.

John is frequently told by customers that the restaurant smells like home, including by his wife, anothe Maryland native whom he met when she was visiting the restaurant. Diners regularly strike up conver with people at other tables and discover they grew up mere miles from each other. The only thing tha make it feel more like Maryland, they say, is being on the water. Everything else the team has manag recreate.

 

Crab Corner's appeal is far from limited to Marylanders though, as the restaurant has also been able attract a wide range of customers looking for serious seafood in a casual environment. After outgrow original location near the airport, Crab Corner opened a second, larger location on Rainbow Boule Following a few years transitionary period, they decided to consolidate the two locations, and the sc followed suit.

The Rainbow Boulevard restaurant also came with a large patio space. When in use, it doubles the le the bar, most restaurants' highest profit center, and allows for outdoor dining, which further recreates ambiance of eating pier side in Maryland. Hammocks make it a pleasant place to relax, and the res regularly hosts events in the exterior space.



Brothers Mark and John Smolen created Crab Corner together in 2010. Beginning in 2017, John has been the sole own
of the business.

Learn more:

Key Terms

Issuer	Crab Corner II, LLC
Securities	Term Notes
Offering Amount	Minimum of $75,000 to maximum $100,000
Interest Rate ?	**12.5%**
Payments ?	**Monthly**
Maturity ?	**48 Months**
Security Interest ?	Personal guarantee by John Smolen. Blanket lien on all assets of the business, junior to liens securing existing
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any v management rights with respect to the Issuer as a result of an investmer Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

Currently the patio is uncovered and only utilized about 50% of the year. Installing a covering, along
required fire system, would allow the ability to host larger events, and seat more customers year-rour
Targeted large private parties around holiday season will help offset the seasonal lull with the ability
this space year-round.

Remaining funds will be used to purchase high dollar items such as crab meat or snow crab in bulk tc
savings for the restaurant and its customers, and any surplus will be used to pay off existing higher in
rate, short-term debt obligations to help improve cash flow.





Total Payment Calculator

Principal	Interest Rate*	Term	Total Payn
$100 ▾	12.50%	48 months	$12ξ



* Payment for any given month (including the total payment at the end of the final month) indicates the cumulativ
contractually required to be paid to an investor after the end of that month, assuming the loan is not prepaid. This
calculation is a mathematical illustration only and may not reflect actual performance. It does not take into accou
NextSeed fees of 1% on each payment made to investors. Payment is not guaranteed or insured and investors m
some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

EARLY BIRD REWARD

First 100 investors who invest $500 or more
will receive:

- $25 Gift Card to Crab Corner

100 of 100 available

Invest $500 or more

- Invitation for 1 to the Investor Party

Invest $1,000 or more

- $25 Gift Card
- Invitation for 2 to the Investor Party

Invest $2,500 or more

- $50 Gift Card
- Invitation for 2 to the Investor Party

Invest $5,000 or more

- $100 Gift Card
- Invitation for 4 to the Investor Party

Invest $10,000 or more

- $200 Gift Card
- Invitation for 6 to the Investor Party

- Crab Corner Mallet

- Crab Corner Mallet
- Happy Hour for 10 Guests

Invest $25,000 or more

- $500 Gift Card
- Invitation for 6 to the Investor Party
- Crab Corner Mallet
- Happy Hour for 20 Guests

Business Model

John didn't come from the world of restaurants, but with his background in finance, accounting, and wholesaling, he prioritizes ingredient quality and has been able to expertly oversee the business side Corner, making the restaurant incredibly efficient with iPad tableside ordering. Crab Corner aims to i this efficiency by using some of the investment to order non-perishables in larger quantities.



Crab Corner uses social media to target potential customers, and relies on customers and their 50,0(Facebook followers sharing their photogenic dining experience on their feeds to further spread the v restaurant currently has four-star ratings on TripAdvisor and OpenTable, and even higher ratings on I and Google. John also recently began working with delivery services like GrubHub to further expan Corner's footprint.

Serving a fresh product as its showpiece, Crab Corner is extremely reliant on its supply, which can b by winter storms and airline issues, but the restaurant negates some of this affect with multiple deliver week and serving non-live items like the best-selling crab cakes. Conversely, to avoid the issue of sp Crab Corner has a text message club. The restaurant can send out promotions and specials to its 13,(subscribers and quickly see people coming through the door for discounted food — a drastically bet than having to throw it out.








John's on site nearly every day, and the team is highly attentive to all customer feedback no matter th medium. Multiple menu iterations over the years have responded to customer desires, including an e selection of offerings aside from seafood to better accommodate large parties where some members enjoy seafood.

It's these larger parties Crab Corner wants to better target. Much of the restaurant's revenues come fi parties of under 12 people, and the slow season is between November and February when many ol regular clientele are on the East Coast for the holidays. By expanding the restaurant, bar, and fully maximizing its patio, Crab Corner will be able to book holiday parties and corporate gatherings yea bolstering its business both in the winter months and beyond.

Las Vegas is the events capital of the world, but corporate events and private parties are revenue stre are currently not being tapped to their potential by Crab Corner. They can't run the risk of poor weat suddenly forcing an enormous group inside where they'll struggle to accommodate them at the level they pride themselves on.



Adding a roof to the patio will not only negate this problem entirely, it'll also allow the bar to remain maximum capacity whatever the weather, enabling Crab Corner to fully utilize its highest profit cente sells its most lucrative product: alcoholic beverages. The restaurant currently makes just under 10% of revenues from bar sales while only able to regularly offer about 40% capacity without consistent use outdoor bar seating, making this expansion one of the most pressing and exciting motivators for the

Location Analysis

Despite its name, Crab Corner occupies an outstandingly central spot in the desert oasis of Las Vega S Rainbow Blvd, Las Vegas, NV 89118). As a somewhat niche and experiential dining establishment Corner's accessibility has been a significant factor in its success, as diners from all parts of town can reach the restaurant. Most customers drive between three and five miles to visit the restaurant, which distance for Vegas, so the pull is evident.




Crab Corner
Rhodes Ranch
McCarran
Airport

However, Crab Corner's current location is most notable for its proximity to the airport. With its roots wholesale seafood business and prioritizing of fresh food, the owners understood the need to be phy close to their supply source. The proximity to the airport also makes visiting an even more appealing proposition for the restaurant's large customer base of East Coasters, who are frequently traveling in of the city. Some make a point to eat at the restaurant every time they're in town.



The Rainbow Boulevard location also sits just off I-215, between the strip and the affluent neighborhc Summerlin in the northwest, perfectly situated to capitalize on the exciting development that Las Vega seeing: An IKEA opened down the road in May 2017, the Las Vegas Raiders' stadium is projected to nearby by 2020 after a $2 billion investment, and the Las Vegas Golden Knights showed everybody City could be a hockey town when they began playing at T-Mobile Arena this year and reached the Cup Finals.

Leadership



John Smolen, *Owner*

John Smolen is the 100% owner of Crab Corner II, LLC as of January 1, John has been the managing partner and in charge of the Crab Corner since its creation in 2010. He has a degree in finance and a degree in accounting from the University of Maryland, and worked for 5 years in accounting prior to leaving corporate America to creating the Crab Cor restaurant. He manages all aspects of the business including finances, m marketing.



Charles Upathambhakul, *General Manager*

Charles Upathambhakul is the General Manager and responsible for al house tasks. He ensures a high level of customer service and a productiv



happy staff with over 20 years of experience in the food and beverage
He has been with Crab Corner since March 2013.



David Hernandez, *Kitchen Manager*
David Hernandez is the Kitchen Manager. He has been with Crab Corn
its start in 2010. He is responsible all back of house tasks including inver
management, kitchen scheduling, food quality and consistency..

History

⭐ **2008**
John Smolen joins Mark Smolen in Las Vegas to grow and build the blue crab wholesale busin

⭐ **2010**
Crab Corner Eastside opens a small 1800 square foot restaurant just down the road from the
airport

⭐ **2013**
New location Crab Corner Southwest opens, featuring 3600 sq feet interior, 800 square feet
patio, full bar, and 5 video poker machines

⭐ **October 2016**
All business operations fully consolidated and moved into Crab Corner Southwest

⭐ **January 2017**
John becomes the sole owner-operator of Crab Corner

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